No Act

P.E. 1/18/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13002448

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Amy L. Bowler
Holland & Hart LLP
ABowler@hollandhart.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-30-13

Re: Scott's Liquid Gold-Inc.
Incoming letter dated January 18, 2013

Dear Ms. Bowler:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal submitted to Scott's Liquid Gold by Tim Stabosz. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Tim Stabosz

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Scott's Liquid Gold-Inc.
Incoming letter dated January 18, 2013

The proposal relates to a sale of the company.

There appears to be some basis for your view that Scott's Liquid Gold may exclude the proposal under rule 14a-8(e)(2) because Scott's Liquid Gold received it after the deadline for submitting proposals. We note in particular your representation that Scott's Liquid Gold did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Scott's Liquid Gold omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HOLLAND&HART.

Amy L. Bowler
Phone 303-290-1086
Fax 303-713-6305
ABowler@hollandhart.com

January 18, 2013

VIA ELECTRONIC MAIL

Office of the Division of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: ***Scott's Liquid Gold-Inc.***
Exclusion of Shareholder Proposal of Tim Stabosz – Rule 14a-8

Dear Ladies and Gentlemen:

We represent Scott's Liquid Gold-Inc., a Colorado corporation ("SLG" or the "Company"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from the Company's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

Mr. Tim Stabosz (the "Proponent") has submitted for inclusion in the 2013 Proxy Materials a proposal (the "Proposal") that was received by the Company on January 16th, 2013. The Company proposes to omit the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(e)(2) because it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals, which was December 14, 2012. Therefore, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is by copy of this correspondence informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal, the Proponent's statement in support thereof and related correspondence are attached hereto as **Exhibit A.**

Bases for Exclusion: Rule 14a-8(e)(2) – The Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

Pursuant to Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. SLG released its proxy statement for the 2012 annual meeting to its shareholders on April 12, 2012. SLG disclosed in the proxy statement the deadline for submitting shareholder proposals, December 14, 2012, as well as the method for submitting such proposals, for the 2013 annual meeting of shareholders. Rule 14a-8(e)(2) provides that the 120-calendar day deadline does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting; SLG intends to hold its 2013 meeting within 30 days of the date of the prior year's meeting. SLG received the Proposal at its principal executive offices on January 16, 2013, which is 34 days after the deadline set forth in SLG's proxy statement for the 2012 annual meeting. Therefore, SLG may properly exclude the Proposal from its 2013 Proxy Materials because it is not timely under Rule 14a-8(e).

Conclusion

Because the Proposal was not timely received by the Company in accordance with Rule 14a-8(e)(2), the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials. Should the Staff disagree with the Company's positions or if the Staff has any questions or desires any additional information in support of the Company's position, we would appreciate an opportunity to confer with the Staff before it issues its response to this request. In that case, please contact me at (303) 290-1086.

Sincerely



Amy L. Bowler, P.C.
Partner, Holland & Hart LLP

Exhibit A
to
Request for "no action" Relief
from
Scott's Liquid Gold-Inc.
dated January 18, 2013

Shareholder Proposal from Tim Stabosz

See attached.

----- Original Message -----
From: Tim Stabosz
To: Mark Goldstein ; Bud Laber ; Dennis Field ; Jeff Hinkle ; Jeff Johnson
Sent: Wednesday, January 16, 2013 4:10 PM
Subject: Fw: SLGD shareholder proposal.

Gentlemen (and Corporate Secretary):

This is to inform you that I sent, yesterday, by overnight mail, the attached proxy proposal, to be included in the proxy for the next annual meeting. The USPS informs me that a delivery was attempted at 10:15 am today, Jan. 16th. (This is the deadline day for the company to receive proxy proposals.) Notice was left because an authorized recipient was not available.

For purposes of SEC regulations, I understand the attempted delivery of my proposal is sufficient to mandate inclusion of it in the company's proxy. I am also making sure you have received it, prior to the deadline, by attaching it via e-mail, right now.

Therefore, please affirm, at this time, that you intent to include the proposal.

Tim Stabosz

RESOLVED:

That the shareholders of Scott's Liquid Gold call on the board of directors to establish a Special Committee, for the express purpose of "shopping" the company, soliciting bids to sell the company in whole or in part, and otherwise seeking to maximize shareholder value.

SHAREHOLDER SUPPORTING STATEMENT:

As the company's largest outside shareholder, I have been deeply troubled at the board's willingness to defer, in a most impudent of fashions, to the wishes of CEO and family scion Mark Goldstein. As a result of the board's failed oversight, a CEO is still in place, who has caused the company to lose money for 14 out of the last 15 years. In addition, based on evidence provided at the 2011 shareholder meeting by a major institutional shareholder, and others I have spoken to, I have reason to believe that, over the years, Mr. Goldstein has "pocketed" bids, and has received credible expressions of interest to buy the company, in which he simply never informed the board, or didn't return phone calls to the interested parties.

Now, with the sale of company real estate bringing an influx of cash, it is imperative that the board face the facts:

1) Mark Goldstein is a failure as an executive, and has destroyed a staggering amount of value over his 22 year tenure as CEO. See Denver Post story, available at the following web link:

www.denverpost.com/business/ci_22359215

2) Scott's Liquid Gold is too small of a company, at this point, and too undercapitalized, for internal growth to be a viable option. The best strategic choice for the company, that minimizes risk, and maximizes reward, is to put the company up for sale. I am firmly convinced that, in an orderly sale process, the company could realize proceeds that are significantly higher than the current trading price of the stock (as of January 15, 2013).

3) If the board allows Mr. Goldstein to "reinvest" the real estate transaction proceeds, the most likely outcome, by far, based on his history, is more desultory actions, more excuses, more denial...and more transfer of wealth from the outside shareholders to Mr. Goldstein. A continuation of the longstanding "cannabalization from within," of a once great company, can no longer be tolerated by the board. I believe Scott's is a company whose brands have enormous value to outsiders...outsiders who have the actual skills to reinvigorate them.

As the largest outside shareholder of the company, my interest is directly linked with the interest of all shareholders. Unfortunately, the negligible ownership of stock by board members means that they have no interest in us. I, therefore, urge you to support my proposal, in order to send a message to the board that we are tired of the continued destruction of value under their watch, and we are tired of being "taken for a ride" by a "stacked" board of directors that consists of 4 of 6 members that are either employees, or former employees of the company.

I firmly believe that Scott's Liquid Gold needs to be put up for sale, in order for the board to properly fulfill its fiduciary responsibilities to shareholders, rather than maintaining, as its primary focus, the Goldstein family's personal desires and financial needs.